EXHIBIT 23

Consent of Independent Public Accountants

The Board of Directors

Primus Knowledge Solutions, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-82059, 333-40736, and 333-33088) on Form S-8 and the registration statements (Nos. 333-66616 and 333-42216) on Form S-3 of Primus Knowledge Solutions, Inc. of our report dated January 31, 2003, relating to the consolidated balance sheets of Primus Knowledge Solutions, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Primus Knowledge Solutions, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets.

/s/    KPMG LLP

Seattle, Washington

March 26, 2003